Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Nine months ended	Year ended December 31,
	September 30, 2016	2011	2012	2013	2014	2015
Earnings:
Earnings before income taxes	$177,435	$242,671	$805,312	$238,876	$21,117	$187,942

add:
Fixed Charges	137,171	88,278	122,535	117,704	138,623	138,540

Adjusted Earnings	$314,606	$330,949	$927,847	$356,580	$159,740	$326,482

Fixed Charges:
Interest Expense (includes capitalized interest)	105,455	88,484	105,710	93,605	105,816	92,258
Amortization of debt discount and expense	5,769	3,174	9,806	6,479	7,828	8,273
Estimate of interest within rental expense	31,288	9,647	13,716	23,292	32,496	41,538

Fixed Charges	$142,512	$101,305	$129,232	$123,376	$146,140	$142,069

Ratio of Earnings to Fixed Charges (a)	2.2x	3.3x	7.2x	2.9x	1.1x	2.3x

Coverage deficiency (b)	—	—	—	—	—

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.
(b)	The earnings for all periods presented were adequate to cover fixed charges.